

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

<u>Via E-mail</u>
Mr. Liran Kosman
Chief Financial Officer
World Health Energy Holdings, Inc.
777 Flagler Dr., Suite 800
West Palm Beach, FL 33401

      Re: World Health Energy Holdings, Inc.
            Form 10-K
            Filed April 2, 2012
            File No. 0-30256

Dear Mr. Kosman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Terence O'Brien

                      Terence O'Brien
                      Branch Chief